Exhibit 2.3

Execution Copy

APPRAISAL INDEMNITY AGREEMENT

This Appraisal Indemnity Agreement is made and entered into as of November 4, 2010 (this "Agreement"), by and among Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the "Company"), Grifols, S.A., a company organized under the laws of Spain ("Parent"), and Talecris Holdings, LLC, a Delaware limited liability company (the "Company Stockholder Party") (each, a "Party" and, collectively, the "Parties"), and solely with respect to the provisions of Section 9, Cerberus Capital Management, L.P., a Delaware limited partnership.

RECITALS

WHEREAS, on June 6, 2010, Parent, Grifols, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Holdco"), and the Company executed and delivered that certain Agreement and Plan of Merger (the "Original Merger Agreement"), providing for, among other things, (i) the merger of the Company with and into a wholly-owned subsidiary of the Company organized under the Virginia Stock Corporation Act (the "Company Virginia Sub"), with the Company Virginia Sub (the "Reincorporation Merger Surviving Corporation") surviving such merger, and (ii) immediately after such merger, the merger of Holdco with and into the Reincorporation Merger Surviving Corporation, with the Reincorporation Merger Surviving Corporation surviving such merger (the mergers referred to herein together, the "Mergers");

WHEREAS, on September 10, 2010, the plaintiffs in a consolidated class action in the Court of Chancery of the State of Delaware on behalf of the Company’s public stockholders filed a Consolidated Verified Class Action Complaint alleging, among other things, that the Mergers had the effect of denying the stockholders of the Company any appraisal rights that they might have under Delaware law in connection with the Mergers;

WHEREAS, in connection with that certain settlement agreement (the “Settlement”), (i) Parent and Holdco have offered to pay additional consideration to the Company’s stockholders in the Merger, which additional consideration the Company Stockholder Party and the Affiliated Stockholders have agreed to forego and (ii) Parent, Holdco and the Company have agreed to make available to the Company’s stockholders appraisal rights in accordance with Section 262 of the DGCL in connection with the transactions contemplated by the Merger Agreement (the "Appraisal Rights");

WHEREAS, on November 4, 2010, Parent, Holdco, and the Company executed and delivered that certain Amendment No. 1 to the Original Merger Agreement (such amendment, together with any further amendments and the Original Merger Agreement, the "Merger Agreement"); and

WHEREAS, in connection with the Settlement, the Parties desire to enter into this Agreement in order to set forth their agreement with respect to any amounts that may be required to be paid to the stockholders of the Company in connection with their exercise of the Appraisal Rights in connection with the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.                  Certain Definitions.  Except as specified herein, capitalized terms used in this Agreement shall have the meanings assigned to such terms in the Merger Agreement.

2.                  Appraisal Rights Procedures.  In furtherance of the terms and conditions of Section 1.05(c) of the Merger Agreement, the Parties agree herein as follows:

(a)                The Company shall give each of the Company Stockholder Party and Parent (i) prompt written notice and a copy of any written demands for appraisal of shares of Company Common Stock, any attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company or the Company Virginia Sub relating to Company stockholders’ Appraisal Rights.  If, following the consummation of the Mergers, one or more persons exercise and properly perfect Appraisal Rights pursuant to Section 262 of the DGCL with respect to the Mergers (each such person, a "Dissenting Stockholder"), the Company shall deliver to the Company Stockholder Party and Parent, promptly after the Company's or the Company Virginia Sub's receipt thereof, copies of all notices and documents (including court papers) received by the Company and the Company Virginia Sub from any Dissenting Stockholder (or any agent acting on such Dissenting Stockholder’s behalf) and, prior to the Company's or the Company Virginia Sub's distribution or filing thereof, copies of all proposed notices and documents (including court papers) to be transmitted by the Company or the Company Virginia Sub, and shall reasonably consider the comments of the Company Stockholder Party and Parent thereon.

(b)               The Company shall assume the defense of any notice or demand for appraisal with counsel of its choice reasonably satisfactory to the Company Stockholder Party.  The Company Stockholder Party shall be responsible for and shall pay to the Company when due 50% of the expenses incurred by the Company in such defense (including the reasonable fees and expenses of outside counsel referred to in the immediately preceding sentence and financial experts retained by the Company).  The Company shall keep the Company Stockholder Party reasonably informed on a reasonably current basis of all material developments relating to or in connection with any notices or demands of appraisal.  The Company Stockholder Party may retain separate counsel and financial experts and participate in (but not control) the conduct, strategy and preparation related to the defense of such notices and demands, and in such case the reasonable fees and expenses of such separate counsel and financial experts shall be borne 50% by the Company Stockholder Party and 50% by the Company; provided, however, that the Company Stockholder Party shall not appear as a party in any court proceedings related to the Appraisal Rights (other than as a third party for purposes of discovery).  The Company expressly consents to, and will take all reasonable efforts to ensure that, counsel for the Company Stockholder Party is (i) allowed to attend depositions and other proceedings relating to the defense of any appraisal proceeding and (ii) provided access to all written discovery exchanged in connection with the defense of any appraisal proceeding.  Upon a reasonable request, the Company Stockholder Party will cooperate with the Company in the defense of the notices or demands.  The Company shall not, and shall cause the Company Virginia Sub not to, except with the prior written consent of the Company Stockholder Party (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL; provided, however, that such consent shall not be required if (x) the Company Stockholder Party has no obligation under Section 3 of this Agreement or otherwise in respect of such payment, offer, settlement or waiver or (y) Parent and the Company release in writing the Company Stockholder Party of all of its obligations in respect of such payment, offer, settlement or waiver.  Notwithstanding the foregoing but other than the provisions of the immediately preceding sentence, the provisions of this Section 2(b) shall only become operative from and after the Closing, and prior to the Closing, Section 1.05(c) of the Merger Agreement shall apply with respect to the subject matter of this Section 2(b).

3.                  Obligations Regarding Appraisal Rights.  The Parties hereby agree that, in the event that any stockholder of the Company exercises and perfects its Appraisal Rights in connection with the Mergers and in accordance with the DGCL and pursuant to the terms and conditions of the Settlement, and:

(a)                the amount to be paid per share of the Company Common Stock (including interest thereon) as determined by the Chancery Court in accordance with the DGCL (such cash value for each share of Company Common Stock, the "Appraisal Value") is higher than the Merger Consideration Value (as defined in Section 5 below), then the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, for each Qualifying Dissenting Share, 50% of the Incremental Cost; provided, however, that if the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, and Parent has not waived (or deemed to have waived) the condition set forth in Section 7.02(d) of the Merger Agreement pursuant to the terms of the Merger Agreement, and the Company Stockholder Party, at its sole discretion, sends a written notice to Parent not later than the later of (i) five calendar days following receipt by the Company Stockholder Party of a copy of the Appraisal Condition Notice (as defined in Section 4 below) and (ii) five calendar days prior to the anticipated Closing Date (provided that if the anticipated Closing Date is set less than five calendar days in advance of the anticipated Closing, then such notice shall be sent within 24 hours of the later of the receipt of the copy of the Appraisal Condition Notice and the setting of the Closing Date) of its determination that it will provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii), then (i) the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, 50% of the Incremental Cost for the Qualifying Dissenting Shares not exceeding the Dissenting Share Threshold, and (ii) the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, 100% of the Incremental Cost for the number of Incremental Dissenting Shares that are Qualifying Dissenting Shares.  For the avoidance of doubt, in the event that (x) the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, (y) the Company Stockholder Party is not obligated for any reason to provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii) and (z) the Closing nevertheless occurs, then the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, for each Qualifying Dissenting Share (whether above or below the Dissenting Share Threshold) 50% of the Incremental Cost; or

(b)               the Appraisal Value is lower than the Merger Consideration Value, then Parent shall pay to the Company Stockholder Party for each Qualifying Dissenting Share 50% of the amount calculated by subtracting the Appraisal Value from the Merger Consideration Value (the cash amount of such difference, the "Negative Spread"); provided, however, that if the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, and Parent has not waived (or deemed to have waived) the condition set forth in Section 7.02(d) of the Merger Agreement pursuant to the terms of the Merger Agreement and the Company Stockholder Party, at its sole discretion, sends a written notice to Parent not later than the later of (i) five calendar days following receipt by the Company Stockholder Party of a copy of the Appraisal Condition Notice (as defined in Section 4 below) and (ii) five calendar days prior to the anticipated Closing Date (provided that if the anticipated Closing Date is set less than five calendar days in advance of the anticipated Closing, then such notice shall be sent within 24 hours of the later of the receipt of the copy of the Appraisal Condition Notice and the setting of the Closing Date) of its determination that it will provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii), then Parent shall pay in cash to the Company Stockholder Party (i) 50% of the Negative Spread for the Qualifying Dissenting Shares not exceeding the Dissenting Share Threshold, and (ii) 100% of the Negative Spread for the Incremental Dissenting Shares that are Qualifying Dissenting Shares.  For the avoidance of doubt, in the event that (x) the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, (y) the Company Stockholder Party is not obligated for any reason to provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii) and (z) the Closing nevertheless occurs, then Parent shall pay in cash to the Company Stockholder Party for each Qualifying Dissenting Share (whether above or below the Dissenting Share Threshold) 50% of the Negative Spread.

(c)        For the avoidance of doubt, the Company Stockholder Party shall have obligations to make payments to Dissenting Stockholders, any other Person exercising Appraisal Rights in connection with the Mergers or any other equityholder of the Company, only to the extent expressly set forth in this Section 3, and the Company Stockholder Party shall not have any other obligations, whether to pay any amounts or otherwise, to the Company, Parent, the Dissenting Stockholders or any other Person in connection with the Merger Consideration Value, the Appraisal Value or otherwise in connection with the Dissenting Stockholders (other than as provided in Section 2(b) related to the expenses associated with defense of any notice or demand for appraisal).

4.                  Appraisal Condition Notice.  Contemporaneously with the delivery of the notice to the Company, in accordance with Section 6.19 of the Merger Agreement, of Parent’s intention not to consummate the Mergers as a result of the failure of the condition set forth in Section 7.02(d) of the Merger Agreement to be satisfied (such notice, the “Appraisal Condition Notice”), Parent shall deliver a copy thereof to the Company Stockholder Party.

5.                  Valuation.  The Parties hereby agree that, solely for the purposes of determining the monetary obligations of Parent and the Company Stockholder Party pursuant to Section 3 above, the value of the Common Stock Merger Consideration (such value for each share of Company Common Stock, the "Merger Consideration Value") for one share of Company Common Stock shall be the sum of (a) the Common Stock Cash Consideration, (b) the product of (i) the Parent Non-Voting Stock Price and (ii)  the Exchange Ratio and (c) the product of (x)  the Parent Non-Voting Stock Price and (y) the Additional Consideration Exchange Ratio.

6.                  Notice of Payments by the Company Stockholder Party.  The Company shall give the Company Stockholder Party reasonable advance written notice of the expected due date of any payment pursuant to Section 3 of this Agreement.  Notwithstanding the foregoing, the Company’s failure to give the Company Stockholder Party notice pursuant to this Section 6 shall not relieve the Company Stockholder Party of any of its obligations in respect of payments to the Company pursuant to Section 3 of this Agreement.

7.                  Waiver of the Company Stockholder Party.  The Company Stockholder Party, on behalf of itself, its members and each of its past, present and future Affiliates, successors and assigns, hereby irrevocably waives (and the Company Stockholder Party shall cause any transferee pursuant to a Permitted Transfer (as defined in the Company Voting Agreement) to waive) any rights of appraisal, or rights to dissent from the Mergers that the Company Stockholder Party may have.  The Company Stockholder Party acknowledges that pursuant to the Merger Agreement the holders of the Float Shares are entitled to receive Additional Common Stock Share Consideration and, on behalf of itself, its members and each of its past, present and future Affiliates, successors and assigns hereby irrevocably hereby waives (and the Company Stockholder Party shall cause any transferee pursuant to a Permitted Transfer (as defined in the Company Voting Agreement) to waive) any right to receive any Additional Common Stock Share Consideration that the Company Stockholder Party may have, by Law or otherwise.

8.                  Additional Waivers.  The Company represents and warrants to Parent that the Affiliated Stockholders who are directors of the Company have, by resolution adopted at a duly convened meeting of the board of directors of the Company, consented to the treatment of Company Common Stock, Company Stock Options, Company Restricted Stock, Company RSUs and other Company Stock-Based Awards (as such terms are defined in the Merger Agreement) beneficially owned by them as provided for in the Merger Agreement as amended by Amendment No. 1, including that each such director shall not receive any portion of the Additional Common Stock Share Consideration.

9.                  Retention of Assets.  From and after the Closing, the Company Stockholder Party shall retain an amount of assets (which may include Parent Non-Voting Shares received by it in connection with the Mergers) sufficient to provide it with the assets necessary to satisfy in full its obligations under Section 3 of this Agreement.  Cerberus Capital Management, L.P. shall cause the Company Stockholder Party to comply with the provisions of this Section 9.

10.              Representations and Warranties.

(a)                Organization and Due Authority.  Each Party hereby severally and not jointly represents and warrants to each other Party that (i) such Party is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and (ii) such Party has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)               Binding Agreement.  Each Party hereby severally and not jointly represents and warrants to each other Party that (i) the execution, delivery and performance by such Party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Party and (ii) this Agreement has been duly executed and delivered by such Party and is a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights in general and by general principles of equity.

11.              General Provisions.

(a)                Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally, (ii) upon confirmation of receipt, if transmitted by telecopy, electronic or digital transmission method, (iii) on the first business day after it is sent, if sent for next day delivery by recognized over night delivery service (e.g., Federal Express), and (iv) on the third day after it is sent, if sent by first class mail, registered or certified, postage prepaid and return receipt requested.  In each case, notice shall be sent to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(A)       If prior to the Closing, to the addresses of Parent and the Company as set forth in the Merger Agreement and to the address of the Company Stockholder Party as set forth in subparagraph (B) below.

(B)       If following the Closing, if to the Company Stockholder Party or Cerberus Capital Management, L.P., to:

Talecris Holdings, LLC

Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York  10019
Fax: 212.891.1540
Attention: Mark A. Neporent

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Fax: 212.593.5955

Attention: Stuart D. Freedman

If to Parent, to:

Grifols, S.A.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

Fax: +34.93.571.0267

Attention: Victor Grifols

with a copy to:

Proskauer Rose LLP

1585 Broadway

New York, NY 10036

Fax: 212.969.2900

Attention: Peter Samuels

If to the Company, to:

Stream Merger Sub, Inc.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

Fax: +34.93.571.0267

Attention: Victor Grifols

with a copy to:

Proskauer Rose LLP

1585 Broadway

New York, NY 10036

Fax: 212.969.2900

Attention: Peter Samuels

Notice of change of address shall be effective only when done in accordance with this Section 11(a).

(b)               Interpretation.  When a reference is made in this Agreement to sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".  This Agreement shall not be construed for or against any Party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective Parties.  For all purposes of this Agreement, words stated in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include each other gender, as the context may require or allow.  The terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (and not to any particular provision of this Agreement).  The word "or" shall not be exclusive.

(c)                Entire Agreement.  This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, with respect to such subject matter.  No Party has made any representation or warranty or given any covenant to another Party except as set forth in this Agreement.

(d)               Assignment; Successors and Assigns.  Each party agrees that it will not assign, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, any right or obligation under this Agreement without the prior written consent of the other parties.  Any purported assignment, transfer, delegation or disposition in violation of this Section 11(d) shall be null and void ab initio.  Subject to the foregoing limits on assignment, this Agreement shall be binding upon and shall inure to the benefit of the parties and the respective successors and permitted assigns, and, with respect to each of the stockholders, his, her or its legal representative, his, her or its beneficiaries and his, her or its transferees.

(e)                Governing Law; Waiver of Jury; Trial Jurisdiction.  This Agreement shall be deemed to be made in and in all respects shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  The parties hereby irrevocably submit exclusively to the jurisdiction of the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the "Chancery Court"), and in no other court (provided, that in the event the Chancery Court lacks subject matter jurisdiction over a claim, such claim shall be heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Chancery Court.  The parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11(a) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.  Any process or other papers hereunder may be served by registered or certified mail, return receipt requested, or by personal service, provided that a reasonable time for appearance or response is allowed.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATES IN THIS SECTION 11(e).

(f)                Severability.  It is the intention of the Parties that the provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  It is the intention of the Parties that if any provision of this Agreement, or the application thereof to any Person or circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as the may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g)               Counterparts; Facsimile Signatures.  This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.  This Agreement may be executed by fax with the same binding effect as original ink signatures.

(h)               Amendments, Waivers, Etc.  This Agreement may not be amended, supplemented or otherwise modified, except upon the execution and delivery of a written agreement by the Parties.  By an instrument in writing, the Parties may waive compliance by another Party with any provision of this Agreement; provided, however, that any such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure or with respect to a Party that has not executed and delivered any such waiver.  No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver  thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise  thereof or the exercise of any other right, remedy, or power provided herein or by law or at equity.

(i)       No Third Party Beneficiaries.  This Agreement is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

Talecris Biotherapeutics Holdings Corp.

By:	/s/ Lawrence D. Stern

Name: Lawrence D. Stern
Title: Chairman and Chief Executive Officer

Grifols, S.A.

By:	/s/ Victor Grifols

Name: Victor Grifols
Title: President and Chief Executive Officer

Talecris Holdings, LLC

By:	CERBERUS-PLASMA HOLDINGS INC.
Its Managing Member

By:	CERBERUS PARTNERS, L.P.
Its Managing Member

By:	CERBERUS ASSOCIATES, L.L.C.
Its General Partner

By:	/s/ Mark A. Neoporent

Name: Mark A. Neoporent
Title: Vice President and Chief Operating Officer

CERBERUS CAPITAL MANAGEMENT, L.P.
As to Section 9 Only

By:	/s/ Mark A. Neoporent

Name: Mark A. Neoporent
Title: Chief Operating Officer